

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Jack Regan
Chief Executive Officer
LexaGene Holdings Inc.
500 Cummings Center
Suite 4550
Beverly, Massachusetts 01915

      Re: LexaGene Holdings Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G
           August 9, 2022
           File No. 000-56456

Dear Dr. Regan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Herbert Ono, Esq.